

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

October 30, 2006

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern Pennsylvanua 19335

Re: USA Technologies, Inc.
Registration Statement on Form S-1
Filed on October 20, 2006
File No. 333-138116

Dear Mr. Jensen:

This is to advise you that a preliminary review of the above amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of your registration statement and we have not made a screening determination regarding the level of review of this filing. We note the following deficiencies, among other matters.

Form S-1

General

1.   According to the registration statement, USA Technologies is registering the resale of 1,020,000 shares of common stock issuable to Steve Illes under a Common Stock Purchase Agreement dated September 25, 2006. However, it does not appear that USA Technologies has filed the Common Stock Purchase Agreement, and any related documents, as an exhibit to this registration statement as required by Item 601(b) of Regulation S-K. Also, it does not appear that USA Technologies has filed a Form 8-K disclosing this unregistered sale of equity securities and the accompanying documents. See Items 1.01. 3.02 and 9.01 of Form 8-K. Accordingly, please revise your registration statement to file these documents as exhibits and the required Form 8-K, or otherwise advise.

2.   Upon re-filing your registration statement pursuant to Comment 1, above, please revise your selling security holder table to disclose the number of shares of

common stock beneficially owned by Mr. Illes that remain to be sold pursuant to previously effective registration statements. Similarly, revise your cover page to provide appropriate disclosure regarding your simultaneous offering and the number of shares that are remaining to be sold by Mr. Illes. Alternatively, confirm that Mr. Illes, or any other selling security holder, is no longer offering any shares of common stock for resale pursuant to previously effective registration statements.

*   *   *   *   *

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Jeffrey Werbitt at (202) 551-3456 with any questions. You may also contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Douglas M. Lurio, Esquire
        Lurio & Associates, P.C.
        One Commerce Square
        2005 Market Street, Suite 2340
        Philadelphia, Pennsylvania 19103-7015